Exhibit 10.1
June 15, 2010
Mr. Ravi Narula
10276 E. Estates Drive
Cupertino, CA 95014
     RE: Employment Offer
Dear Ravi:
     On behalf of BigBand Networks, Inc. (“BigBand” or the “Company”), I am pleased to promote you to the position of Senior Vice President and Chief Financial Officer, reporting to BigBand’s Chief Executive Officer. This letter sets out the terms of your employment with BigBand, which started on May 1, 2010 (“Start Date”).
     In consideration for your service to BigBand, you will be paid a base salary of $21,091.67 per month (which equals $253,100 on an annualized basis), less applicable taxes and other withholdings in accordance with BigBand’s standard payroll practices. You will be eligible for $151,860 in variable compensation (60% of your base compensation) based on participation in BigBand’s performance bonus program on the same basis as other members of BigBand’s senior management. In addition, you will continue to be eligible to participate in various BigBand fringe benefit plans, including: Group Health Insurance, Flexible Spending Accounts, 401(k) Savings Plan, and the vacation program. BigBand reserves the right to modify employee benefit plans and policies, as it deems necessary.
     In consideration for your service to BigBand, on June 11, 2010 you were granted an option to purchase 370,000 shares of BigBand common stock under BigBand’s Stock Option Plan at an exercise price equal to the fair market value of that stock on your option grant date (the “Promotion Option”). Your option will vest over a period of forty eight (48) months, with vesting in equal monthly installments following the date of grant. The Promotion Option will be subject to the terms and conditions of the related BigBand Stock Option Plan and related standard form of stock option agreement, which you will be required to sign as a condition of receiving the option.
     Your employment with BigBand is “at will”; it is for no specified term, and may be terminated by you or BigBand at any time, with or without cause or advance notice. Any contrary representations that may have been made to you are superceded by this offer. This is the full and complete agreement between you and BigBand on this term. Although your job duties, title, compensation and benefits, as well as BigBand’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and BigBand’s Chief Executive Officer.
     In the event that BigBand should experience a Change in Control (as that term is defined in the stock option agreement) and you are terminated for a reason other than for Misconduct or you are Constructively Terminated within six months (6) months after such Change in Control, you (i) will receive accelerated vesting equal to the greater of: (A) twelve (12) months, or (B) fifty percent (50%) of the remaining unvested shares of stock subject to the Promotion Option, plus (ii) contingent upon your signing of a general release acceptable to BigBand or its successor in interest, will receive a severance payment equal to twelve (12) months of base salary, less applicable taxes and other withholdings as determined by BigBand’s payroll department. However, in the event that your benefits provided for in this Agreement, when aggregated with any other payments or benefits received by you would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, and would be subject to the excise tax imposed by Section 4999 of the Code, then you shall have the unilateral right to reduce the number of months acceleration of your then outstanding unvested options to eliminate the excise tax imposed under Section 4999.
     In the event that your employment with BigBand is terminated or Constructively Terminated for a reason other than for Misconduct and such termination or Constructive Termination is not within (6) months after a Change of Control, then contingent upon your signing of a general release acceptable to BigBand or its successor in interest, you will receive a severance payment equal to six (6) months of base salary, less applicable taxes and other withholdings as determined by BigBand’s payroll department.
     Application of Internal Revenue Code Section 409A: Notwithstanding anything to the contrary in this offer letter, if you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the final regulations and any guidance promulgated thereunder (“Section 409A”) at the time of your termination (other than due to death), and the severance payable to you, if any, pursuant to this offer letter, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) that are payable within the first six (6) months following your termination of employment, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your termination of employment. All subsequent Deferred Compensation Separation Benefits, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if you die following your termination but prior to the six (6) month anniversary of your termination, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of your death and all other Deferred Compensation separation benefits will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this offer letter is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. For purposes of this paragraph, any amount paid under this offer letter that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Compensation separation Benefits, and any amount paid under this offer letter that qualifies as a payment made as a result of any involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Compensation Separation Benefits. For these purposes, “Section 409A Limit” will man the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during the Company’s taxable year preceding the Company’s taxable year of your termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to section 401(a)(17) of the code for the year in which your employment is terminated.
     The provisions of the foregoing paragraph are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. You and the Company agree to work together in good faith to consider amendments to this offer letter which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.
     For purposes of this Agreement, “Misconduct” shall mean the commission of any act of fraud, embezzlement or dishonesty by you, any unauthorized use or disclosure by you of confidential information or trade secrets of BigBand’s (or any parent or subsidiary), or any other intentional misconduct by you adversely affecting the business or affairs of BigBand (or any parent or subsidiary) in a material manner.
     For purposes of this Agreement, “Constructive Termination” is defined as any one or more of the following without your express written consent: (i) the relocation of the principal place of your employment to a location that is more than (50) miles from Redwood City, California; (ii) the determination by BigBand that your services are no longer needed; (iii) any failure by BigBand to pay , or any material reduction by BigBand of, your base salary of benefits (unless reductions comparable in amount and duration are concurrently made for all other employees of BigBand with responsibilities, organizational level and title comparable to yours); or (iv) a material diminution of responsibilities. Your failure to so notify BigBand within sixty (60) days of the date of such Constructive Termination shall constitute a waiver of such Constructive Termination.
     To ensure the timely and economical resolution of disputes that arise in connection with your employment with BigBand, you and BigBand agree that any and all disputes, claims (including, but not limited to, any claims for compensation, benefits, stock or stock options, fraud or age, sex, race, disability or other discrimination or harassment), or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in San Mateo County, California, conducted in accordance with the rules of the American Arbitration Association (“AAA”) under the applicable AAA employment rules. By agreeing to this arbitration procedure, both you and BigBand waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any or all remedies that you or BigBand would be entitled to seek in a court of law. BigBand shall pay all AAA’s arbitration fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this Agreement is intended to prevent either you or BigBand from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and BigBand each have the right to resolve any issue or dispute arising under your Employee Proprietary Information and Inventions Assignment Agreement by court action.
     This agreement and the other agreements referred to above constitute the entire agreement between you and BigBand regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements, whether oral or written, between you and BigBand. This agreement may only be modified by a document signed by you and the Chief Executive Officer of BigBand.
     Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this offer.

Sincerely, BigBand Networks, Inc.
By:	/s/ AMIR BASSAN-ESKENAZI
Amir Bassan-Eskenazi
President and Chief Executive Officer

     I have read the above employment offer and accept employment with BigBand on the terms and conditions set forth in this agreement.

Date: June 16, 2010	/s/ RAVI NARULA
Ravi Narula